Levon Resources Ltd.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

January 26, 2007	TSX-V Trading symbol: LVN
U.S. OTC BB symbol: LVNVF
Berlin & Frankfurt LO9

Levon Resources Ltd. has granted incentive stock options for the purchase of up to 250,000 shares at a price of $0.18 per share exercisable on or before January 26, 2012 to officers and employees of the Company.

The options are subject to a stock option plan.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.